SPHERE 3D CORPORATION

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Sphere 3D Corporation (the “Corporation”)
240 Matheson Boulevard East
Mississauga, Ontario
L4Z 1X1

Item 2	Date of Material Change

October 25, 2013

Item 3	News Release

The news releases attached hereto as Schedules “A” and “B” were issued by the Corporation and disseminated via Canada Newswire on October 25, 2013 and are available on the Corporation’s profile at www.sedar.com.

Item 4	Summary of Material Change

On October 25, 2013, the Corporation announced that it has entered into an engagement letter to sell, on a private placement “bought deal” basis, an aggregate of 1,000,000 units of the Corporation (each a “Unit”) for gross proceeds of $3,350,000, which was subsequently upsized to 1,250,000 Units for gross proceeds of $4,187,500 (the “Offering”) to a syndicate of underwriters led by Cormark Securities Inc.

Item 5	Full Description of Material Change

The news releases attached hereto as Schedules “A” and “B” provides a full description of the material change.

On October 25, 2013, the Corporation announced that it has entered into an engagement letter to sell, on a private placement “bought deal” basis, an aggregate of 1,000,000 Units for gross proceeds of $3,350,000, which was subsequently upsized to 1,250,000 Units for gross proceeds of $4,187,500, to a syndicate of underwriters led by Cormark Securities Inc.

Each Unit will consist of one common share of the Corporation (a “Common Share”) and one-half of one Common Share purchase warrant (each full warrant, a “Warrant”), each full Warrant being exercisable to acquire one common share of the Corporation at a purchase price of $4.50 for a period of 24 months following the closing of the Offering. The Warrants shall be subject to an acceleration clause whereby should the Common Shares of the Company trade at $6.00 or more for more than 10 consecutive trading days, the Company has the right to force exercise of the Warrants by providing notice to the warrantholder, failing which they will be forfeited.

The Offering is scheduled to close on or about November 12, 2013 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the TSX Venture Exchange and any applicable securities regulatory authorities. The net proceeds of the Offering will be used for sales and marketing, and general corporate purposes.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The executive officer who is knowledgeable about this material change report is Scott Worthington, Chief Financial Officer of the Corporation, at (416) 749-5999.

Item 9	Date of Report

DATED this 31st day of October, 2013.

SCHEDULE “A”

PRESS RELEASE

SPHERE 3D CORPORATION ANNOUNCES $3.35 MILLION
“BOUGHT DEAL” FINANCING

Not for distribution to United States newswire services or for dissemination in the United States

Mississauga, Ontario, Canada, October 25, 2013 – Sphere 3D Corporation (TSXV:ANY) (“Sphere3D” or “the Company”) is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by Cormark Securities Inc. (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal private placement basis, 1,000,000 units (the “Units”) of the Company at a purchase price of $3.35 per Unit (the “Offering Price”), for gross proceeds to the Company of $3,350,000 (the “Offering”). Each Unit will consist of one common share of Sphere (a “Common Share”) and one-half of one purchase warrant (each full warrant, a “Warrant”), each full Warrant being exercisable to acquire one common share of Sphere3D at a purchase price of $4.50 for a period of 24 months following the closing of the Offering. The Warrants shall be subject to an acceleration clause whereby should the Common Shares of the Company trade at $6.00 or more for more than 10 consecutive trading days, the Company has the right to force exercise of the Warrants by providing notice to the warrantholder (the “Forced Conversion”). The warrantholder will have 20 trading days to exercise the Warrants or they will be forfeited.

The Offering is scheduled to close on or about November 12, 2013 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the TSX Venture Exchange and any applicable securities regulatory authorities.

The net proceeds of the Offering will be used for sales and marketing, and general corporate purposes.

These securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction. The common shares will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements.

Sphere 3D Contact:
Sphere 3D Corporation
Peter Tassiopoulos, Chief Executive Officer
Tel: (416) 749-5999
Peter.Tassiopoulos@Sphere3D.com

About Sphere 3D Corporation
Sphere 3D Corporation (TSX-V:ANY) is a Mississauga, Ontario based virtualization technology solution provider whose patent pending Glassware 2.0™ technology makes it possible for incompatible devices and applications to run over the cloud, without sacrificing performance or security. Sphere 3D's Glassware 2.0™ ultra-thin client allows third parties to deliver fully featured products to any cloud-connected device independent of operating system or hardware. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com

Forward-Looking Statements
This release contains forward-looking statements. Forward-looking statements, without limitation, may contain the words believes, expects, anticipates, estimates, intends, plans, or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and actual results could differ materially from those anticipated.

Forward looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. In the context of any forward-looking information please refer to risk factors detailed in, as well as other information contained in the company's filings with Canadian securities regulators (www.sedar.com).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SCHEDULE “B”

PRESS RELEASE

SPHERE 3D CORPORATION INCREASES “BOUGHT DEAL” FINANCING TO $4.2 MILLION

Mississauga, Ontario, Canada October 25, 2013 – Sphere 3D Corporation (TSXV:ANY) (“Sphere3D” or the “Company”) is pleased to announce that it has increased its previously announced “bought deal” financing to 1,250,000 units (the “Units”) of the Company. Cormark Securities Inc. (the “Lead Underwriter”), on its own behalf and on behalf of a syndicate of underwriters (the “Underwriters”) have agreed to purchase an additional 250,000 Units at the same purchase price of $3.35 per Unit (the “Offering Price”) for additional gross proceeds of $837,500. Total gross proceeds of the Offering are now $4,187,500 (the “Offering”).

Each Unit will consist of one common share of Sphere3D (a “Common Share”) and one-half of one Common Share purchase warrant (each full warrant, a “Warrant”), each full Warrant being exercisable to acquire one common share of Sphere3D at a purchase price of $4.50 for a period of 24 months following the closing of the Offering.

The Warrants shall be subject to an acceleration clause whereby should the Common Shares of the Company trade at $6.00 or more for more than 10 consecutive trading days, the Company has the right to force exercise of the Warrants by providing notice to the warrantholder. The warrantholder will have 20 trading days to exercise the Warrants or they will be forfeited.

Closing of the Offering is expected to occur on or about November 12, 2013 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the TSX Venture Exchange and any applicable securities regulatory authorities. The net proceeds of the Offering will be used for sales and marketing, and general corporate purposes. These securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction. The common shares will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements.

Sphere 3D Contact:
Sphere 3D Corporation Peter Tassiopoulos,
Chief Executive Officer
Tel: (416) 749-5999
Peter.Tassiopoulos@Sphere3D.com

About Sphere 3D Corporation
Sphere 3D Corporation (TSX-V:ANY) is a Mississauga, Ontario based virtualization technology solution provider whose patent pending Glassware 2.0™ technology makes it possible for incompatible devices and applications to run over the cloud, without sacrificing performance or security. Sphere 3D's Glassware 2.0™ ultra-thin client allows third parties to deliver fully featured products to any cloudconnected device independent of operating system or hardware. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com.

Forward-Looking Statements
This release contains forward-looking statements. Forward-looking statements, without limitation, may contain the words believes, expects, anticipates, estimates, intends, plans, or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and actual results could differ materially from those anticipated. Forward looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. In the context of any forward-looking information please refer to risk factors detailed in, as well as other information contained in the company's filings with Canadian securities regulators (www.sedar.com).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.